August 30, 2017

Ms. Lauren Hamilton
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:

MSS Series Trust; File No. 333-219416

Dear Ms. Browning:

On August 25, 2017, MSS Series Trust (the “Registrant” or the “Fund”) filed a response to SEC comments from Kim Browning with respect to its combined Information Statement and registration statement on Form N-14 (the “N-14”).  On August 29, 2017, you provided additional comments via telephone to Cassandra Borchers.  Those comments and Registrant’s response are reflected below.

1.

Comment:  Please include shareholder fees and Fund operating expenses for each of the CCA Aggressive Return Fund Investor Class shares and Load Class shares in the comparative tables in the N-14, so that shareholders can compare any shareholder fees and Fund operating expenses to the New Fund, or advise why that information is not included in the N-14.

Response:  The CCA Investments Trust closed and liquidated the CCA Aggressive Return Fund’s Investor Class and Load Class shares effective June 20, 2017.  We refer you to the supplement filed on May 19, 2017 (Film Number 17856647).

If you have further questions, or require additional information, please contact JoAnn Strasser at 614-469-3265 or Cassandra Borchers at 513-260-4075.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP